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                  [Edward D. Jones & Co., L.P. Letterhead]










                               March 31, 2006


VIA FACSIMILE AND VIA EDGAR


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Mr. Scott Anderegg


         RE:      DELTA NATURAL GAS COMPANY, INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-132322
                  ACCELERATION REQUEST

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Edward D. Jones & Co., L.P., as the underwriter of the above-referenced offering, hereby joins in the request of Delta Natural Gas Company, Inc. that such Registration Statement be declared effective at 1:00 p.m. Eastern time on April 3, 2006, or as soon thereafter as possible.

         In connection with the foregoing, please be advised that the proposed form of the Prospectus was made available electronically to broker/dealers anticipated to be involved in the distribution.

         Review of the underwriting arrangement by the National Association of Securities Dealers, Inc. was not undertaken pursuant to NASD Rule 2710(b)(7)(B) as the offering is exempt under such Rule as an offering of non-convertible debt securities rated by a nationally recognized statistical rating organization in one of its four highest generic rating categories.

                                       Very truly yours,

                                       EDWARD D. JONES & CO., L.P.


                                       By: /s/ Thomas E. Lally
                                          ----------------------------------
                                          Thomas E. Lally
                                          Director